December 21, 2018

VIA EDGAR

Ken Ellington

Staff Accountant

Edward P. Bartz

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-228478, 811-22669

Dear Mr. Ellington and Mr. Bartz:

In telephone conversations on December 6, 2018, December 7, 2018, December 10, 2018, and December 11, 2018, you provided comments regarding the Information Statement on Form N-14 for the reorganization of the AmericaFirst Quantitative Strategies Fund (the "Target Fund"), into the AmericaFirst Tactical Alpha Fund (the "Survivor Fund"), each a series of AmericaFirst Quantitative Funds.  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Subsequently, on December 21, 2018, you each provided additional comments which will be addressed by separate letter.

Comment 1.  On page six there is a stray reference to the Funds bearing reorganization expenses, yet the adviser has agreed to bear the reorganization expenses.  Please correct this statement and any similar misstatements.

Response.  The Registrant has amended the disclosures to remove any references to the Funds bearing reorganization expenses.

Comment 2.  Please confirm that the fees and expenses presented on page 11 are the most-recent for the Funds.

Response. The Registrant confirms that the fees and expenses presented on page 11 are the most-recent for the Funds, which were taken from the annual update to the Funds’ registration statement dated November 1, 2018.

Comment 3. With respect to footnote #2 to the fee tables, please revise the description of the expense waiver to align with the contractual language in the advisory agreement and the expense waiver.

Response.  The Registrant has amended the footnote as requested to include items as follows:  "…"Operating Expenses" with respect to a Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor's investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Advisory Agreement,"… "…but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) borrowing costs (such as interest and dividend expense on securities sold short); (v) taxes; (vi) legal fees; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Advisor)."

Comment 4. The SEC staff notes that in the pro-forma fee table other expenses decline significantly.  Please provide supporting calculations and confirm this drop in other expenses is a valid estimate.

Response.  The Registrant has reviewed calculations and confirms, that after recent adjustments, to the best of its knowledge they are correct.  However, the Registrant revised estimated economies of scale savings related to legal and insurance fees, and made conforming edits throughout.  The Registrant notes that the pro-forma drop in other expenses is the result of two beneficial effects: (i) the target fund has lower other expenses than the survivor fund and (ii) the reorganization is expected to produce significant economies of scale that are also reflected in the estimated pro-forma other expenses.  An excel spreadsheet is attached with calculations provided by fund officers that informs the estimate of other expenses.  The Registrant further notes that the pro-forma cost savings in Note 3 under "Notes to Pro Forma Financial Statements," isolate only the pure economies of scale savings, which do not capture the first benefit mentioned above i.e. (i) the target fund has lower other expenses than the survivor fund, which when averaged with the survivor fund produce a lower other expenses estimate.

Comment 5. The fee waiver excludes acquired fund fees and expenses as well as legal expenses.  Please provide a supplemental breakdown of what fees have been excluded on an historical basis.

Response.  The Registrant notes that historically, the following have been excluded from the expense cap for the most recent year.

Expense	Target Fund	Survivor Fund
AFFE	0.02%	0.06%
Legal	0.14%	0.14%
Short Sale Dividends & Interest	0.03%	0.00%

Comment 6. Because the fee waiver excludes litigation expenses, please confirm supplementally that there are no litigation expenses or if there are litigation expenses, please provide supplemental information on their magnitude.

Response.  The Registrant confirms there are no litigation expenses.

Comment 7. The SEC staff notes that the fee waiver does not run for a full year from the effective date of the N-14.  Please remove the effect of the fee waiver or extend the fee waiver for the survivor fund such that it runs for at least one year from effective date.

Response.  The adviser has agreed to extend the survivor fund expense cap so that it runs for at least one year from effective date.

Comment 8. Please confirm that the expenses waived that are subject to recoupment will not be carried over from the target fund to the survivor fund or if you intend to carry them over, please provide reasoned analysis on the legitimacy and legality of this carryover.

Response.  The Registrant confirms that the expenses waived that are subject to recoupment will not be carried over from the target fund to the survivor fund.

Comment 9. The N-14 did not include a federal tax opinion.  Please explain why the Registrant has determined to omit such an opinion.

Response.  The Registrant has included a form of tax opinion or an undertaking to file such in a post-effective amendment.

Comment 10. If there are any planned sales of portfolio securities by the target fund in relation to the reorganization, please provide disclosure as such including (i) maximum percent of the portfolio sold, (ii) transaction costs expected for securities sold and (iii) estimated capital gain effect including a per share measurement.

Response.  The Registrant notes there are no planned sales.

Comment 11. Under the pro-forma financials, please add the word unaudited to the heading of each statement and schedule.

Response.  The Registrant has added unaudited to the heading of each statement and schedule.

Comment 12. In the pro-forma schedule of investments, please identify any securities that are intended to be sold in concert with the merger.

Response.  The Registrant notes there are no planned sales.

Comment 13. If no securities are intended to be sold in concert with the merger, please provide a disclosure with a recent as of date stating that the securities held by the target fund comply with the investment restrictions and guidelines of the acquiring fund.

Response.  The Registrant has added such a disclosure.

Comment 14. Please provide so-called NAST analysis substantiating the decision to have AmericaFirst Tactical Alpha Fund was chosen as the accounting and performance survivor.

Response.  We believe that the AmericaFirst Tactical Alpha Fund ("Tactical Fund" or "Survivor Fund") is the accounting and performance survivor of the reorganization of the Funds based on the factors set forth in North American Security Trust (pub. avail. Aug. 5, 1994).  Under that no-action letter, the following comparative factors should be used in determining which predecessor fund (here the AmericaFirst Quantitative Strategies Fund or "Target Fund") the new fund (here the Survivor Fund) most closely resembles: investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition.  The Tactical Fund was selected as the accounting and performance survivor for the following reasons:

A.

Investment Adviser.  The Target Fund and the Survivor Fund are both advised by the same investment adviser (AmericaFirst Capital Management, LLC).  The investment adviser will continue to advise the Survivor Fund following the reorganization.  Consequently, this factor is not determinative.

B.

Investment Objective.  The investment object of the Survivor Fund is to seek to "achieve capital appreciation with a focus on producing positive returns regardless of the direction of the financial markets," while the investment objective of the Target Fund is to seek to "achieve long-term capital appreciation and to achieve positive returns through all market cycles."  While these investment objectives are similar, the Survivor Fund is distinct in that it seeks capital appreciation without regard to time frame, while the Target Fund has a long-term focus.  Each Fund also seeks "positive returns" and seeks these under all market conditions although the market-related phasing is slightly different, while the intended meaning is the same.  Consequently, this aspect of the Funds' investment objective is not determinative.  However, the Registrant believes that the pursuit of "capital appreciation" without a time restriction is distinct and is determinative as to the Tactical Fund being the accounting and performance survivor to the extent investment objective informs this determination.

C.

Investment Policies and Restrictions.  Both Funds share the same fundamental investment limitations and this aspect of the investment policies and restrictions is not determinative.  However, the Target Fund employs a "multi-strategy approach," that seeks to smooth out returns, reduce volatility, and mitigate asset-class and single-strategy risks.  The Survivor Fund does not employ such a strategy and is distinct in that it has a more wide-ranging mandate that does not expressly contemplate reduced volatility and risk reduction.  While both Funds may invest from a similar menu of asset classes, the Registrant believes that the less-restrictive strategy of the Survivor Fund is determinative as to the Tactical Fund being the accounting and performance survivor to the extent investment policies and restrictions inform this determination.

D.

Expense Structures and Ratios.  The Target Fund and Survivor Fund have a substantially similar expense structure and identical expense limitations.  The management fee for the Target Fund is 1.00% and the Survivor Fund management fee will be reduced from 1.25% to 1.00% upon the closing of the reorganization.  Both Funds offer two share classes with a load.  The Target Fund Class A shares have a maximum sales load of 4%, while Class A shares of the Survivor Fund have a maximum sales load of 5%.  Both the Target Fund and Survivor Fund Class A shares have a maximum deferred sales charge of 1%.  The Target Fund Class C shares have a maximum sales load of 1%, while Class U shares of the Survivor Fund have a maximum sales load of 2.5%.  The Target Fund Class C shares have no deferred sales charge; while Class U shares of the Survivor Fund have maximum deferred sales charge of 1%.  Class I shares of both Funds have no loads or deferred sales charges.  Both Funds have an identical 12b-1 fee structure.  The historical other expenses ratio of the Survivor Fund has been higher and, consequently, the Registrant believes that a conservative approach argues in favor of the Tactical Fund being the accounting and performance survivor to the extent expenses inform this determination.  However, the projected other expenses of the combined Funds is closer to Target Fund and argues in favor of the Quantitative Strategies Fund being the accounting and performance survivor to the extent expenses inform this determination.  Consequently, expense structure analysis does not lead to a definitive conclusion as to which Fund should be the be the accounting and performance survivor.

E.

Asset Size and Portfolio Composition.  Although the Survivor Fund is smaller than the Target Fund, both Funds are very small in total dollars.  By comparison, the Target Fund is only approximately $1.8 million larger which is arguably de minimis in the context of the multi-billion dollar mutual fund market place.  While this factor does not support choosing the Tactical Fund as the accounting and performance survivor, we do not believe this factor to be outcome determinative.  As to portfolio composition, each holds a mix of equity securities and ETFs.  There is no present intention to dispose of securities in concert with the closing of the reorganization.  Consequently, the Registrant does not believe that portfolio composition is determinative.

In total, based upon the analysis of comparative factors noted above, the Registrant believes it is reasonable to conclude that the Tactical Fund should continue as the accounting and performance survivor.

Comment 15. Please file a delaying amendment such that the Registrant will abandon automatic effectiveness and switch to an open ended effective date to be granted by the SEC.

Response.  The Registrant has made such a filing.

Comment 16. Under the Q&A section, please add a question and answer describing how the principal investment strategies and principal investment risks of the Funds differ.

Response.  The Registrant has made such a an addition.

Comment 17. Under the Q&A section please include a table comparing loads and contingent deferred sales charges.

Response.  The Registrant has made such a an addition.

Comment 18.  On or about page 6 comparing investment objectives and strategies, please provide a brief narrative summary of the differences.

Response.  The Registrant has made such an addition.

Comment 19.  On page 8, please included reference to emerging markets if this is part of either Fund's principal investment strategy and include related risks.

Response.  The Registrant notes that emerging markets investments are not part of the principal strategy of either Fund.

Comment 20.  On page 8, please included reference to "below investment grade" and "junk" when referring to investing without limit as to credit quality.

Response.  The Registrant has made such an addition.

Comment 21.  On page 15, there is reference to high turnover rates.  If not previously disclosed please describe this element of the strategy for each Fund.

Response.  The Registrant has added a description of frequent buying and selling as part of each Fund's strategy disclosure.

Comment 22.  Prior to or after the matrix on page 19 comparing investment objectives and strategies, please provide a brief narrative summary of the differences.

Response.  The Registrant has added such narrative.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

/s/Parker Bridgeport

Parker Bridgeport

4814-7688-1538.1